
JUN 1 3 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02038259

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 15, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ____________

Commission File Number 333-13302

A. Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" S.A.
Rue Osseghem 53
B-1080 Brussels, Belgium

Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

Financial Statements and Supplemental Schedule
As of December 15, 2001 and December 16, 2000

Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.
Index to Financial Statements and Supplemental Schedule
As of December 15, 2001 and December 16, 2000

	Page
Report of Independent Accountants	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 8
Schedule:	
Schedule of Assets (Held at End of Year) December 15, 2001	9

Report of Independent Accountants

To the Administrative Committee of the
Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") at December 15, 2001 and December 16, 2000, and the changes in net assets available for benefits for the year ended December 15, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 7, 2002

Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.
Statements of Net Assets Available for Benefits
As of December 15, 2001 and December 16, 2000

	2001	2000
Assets		
Investment in Master Trust (Note 3)	$ 44,996,405	$ 40,448,636
Receivables:		
Participant loans	3,258,473	2,984,598
Employer contributions	6,246,467	9,406,681
Total receivables	9,504,940	12,391,279
Net assets available for benefits	$ 54,501,345	$ 52,839,915

The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.
Statement of Changes in Net Assets Available for Benefits
For The Year Ended December 15, 2001

Additions:	
Additions to net assets attributed to:	
Investment income (loss) :	
Net depreciation in fair value of investments	$ (1,728,405)
Dividends and interest	502,080
Total investment income (loss)	(1,226,325)
Contributions:	
Employee	249,999
Employer	6,084,881
Participant rollovers	637,684
Total contributions	6,972,564
Total additions	5,746,239
Deductions:	
Deductions from net assets attributed to:	
Administrative fees	(33,421)
Benefit payments to participants	(4,051,388)
Total deductions	(4,084,809)
Net increase in net assets	1,661,430
Net assets available for plan benefits:	
Beginning of year	52,839,915
End of year	$ 54,501,345

The accompanying notes are an integral part of these financial statements.

1. Summary of Plan

The following description of the Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General
The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly-owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. All officers and employees of Kash n' Karry Food Stores, Inc. who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the Profit Sharing portion of the Plan. As of July 1, 2001, all active participants in the Plan are automatically eligible participants in the Associates Savings portion of the Plan (see Note 8). All employees who completed 500 hours of service during the 12 month period ended April 30, 2001 became participants in the Associate Savings portion of the Plan as of July 1, 2001. All employees of the Company who do not meet the aforementioned criteria will become participants in the Associates Savings portion of the Plan when they have completed 500 hours of service in a 12 month period ending on the last calendar day of the month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Prior to December 21, 1998, the Plan operated as the Kash n' Karry Retirement Estates, a defined contribution 401(k) profit sharing plan. Effective December 21, 1998, the Plan became the Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. The assets of the Kash n' Karry Retirement Estates at December 20, 1998 were converted to assets of the Plan. Effective December 21, 1998, a participant may no longer defer his or her compensation as previously permitted under the Kash n' Karry Retirement Estates.

Fiscal Year
The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions
Each year, the Company contributes to the Profit Sharing portion of the Plan an amount as determined by the board of directors on or before the last day of the plan year, but in no event should the contribution exceed the maximum amount deductible for federal income tax purposes. For 2001, such eligible participants' contributions totaled 7% of eligible compensation. The contribution is generally paid in the first quarter of the following year.

Participants in the Associate Savings portion of the Plan may elect to defer a portion of their compensation on a pre-tax basis. Effective February 1, 2002, the maximum Associate Savings contribution is 15% of annual compensation. Contribution elections may be amended at any time subsequent to the second payroll period following the date the election is made.

Participants Accounts
Upon enrollment in the Plan, participants may direct the Trustee to invest their account in one or more of the investment options in 1% increments.

Stable Value Fund. This Fund invests in a collective trust fund primarily in deposits with insurance companies and money market instruments.

Delhaize America Stock Fund. This Fund invests primarily in money market instruments and American Depository Receipts (ADRs) representing the ordinary shares of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Plan sponsor. A participant may not direct more than 50% of his/her account to be invested in this Fund.

Franklin Small Cap Fund. This Fund invests primarily in common stocks of small companies whose growth rates are expected to be above average.

Janus Worldwide Fund. This Fund invests primarily in domestic and international securities.

Invesco Dynamics Fund. This Fund invests primarily in common stocks of rapidly growing mid-size companies with market capitalizations between two billion dollars and fifteen billion dollars.

AIM Select Growth Fund. This Fund invests in common stocks of established medium to large size companies.

Excelsior Value and Restructuring Fund. This Fund invests 65% of its assets in common and preferred stocks and in convertible securities. The Fund may also invest in debt securities.

PIMCO Total Return Fund. This Fund invests 65% of its assets in debt securities. It may invest up to 20% of its assets in foreign currencies.

MFS Total Return Fund. This Fund invests 40% – 70% of its assets in equity securities and the remainder of its assets in debt securities.

IRT 500 Index Fund. This Fund aims to closely replicate total returns generated by the Standard & Poor's 500 Composite Stock Index. The Fund invests in a variety of blue chip stocks.

During 2001 the investment options of the Plan were modified in order to provide participants with funds with superior performance and alternative asset categories for investment.

Participants may change their investment options daily.

Each participant's account is credited with (a) the Company's profit sharing contribution attributable to the applicable participant, (b) Employee contributions, and (c) Plan earnings and charged with an allocation of Plan expenses. Investment earnings are allocated at the participant level by crediting each investment transaction to the appropriate account of the affected participant. Profit-sharing contributions are allocated among eligible participants' accounts based on the participants' eligible compensation.

Vesting

Profit Sharing portion of the Plan. For assets related to the Plan prior to December 21, 1998, the total balance in each participant's account related to participants' salary reductions and earnings thereon shall be fully vested at all times and shall not be subject to forfeiture for any reason. For each year of the first seven years of service with the Company, the participant is entitled to a vested interest in the Company's contribution and related earnings provided. However, in no event is a participant entitled to a vested interest until he or she has completed three years of service at which time he or she will become 30% vested. For each of the next four years of service with the Company, the participant is entitled to a cumulative vested interest in Company contributions of 40%, 60%, 80% and 100%, respectively.

For contributions and earnings thereon made subsequent to December 21, 1998, participants become fully vested after five years of service.

Associates Savings portion of the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

Loans
Participants may borrow from their accounts at a reasonable rate of interest as specified by the Company. Rates on loans ranged from 5.75% to 10.50% as of December 15, 2001. The minimum loan is $1,000, and the maximum loan is the lesser of $50,000 or ½ of the participant's vested account balance. All principal and interest payments are credited to the participant's account balance.

Inservice Withdrawals
Participants may elect to withdraw funds from the Plan while still employed by the Company and subject to certain Plan provisions.

Payment of Benefits
Upon termination, death, disability or retirement, the value of a participant's vested account interest shall be paid to the participant or his or her beneficiary in one or more of the following methods:

- One lump-sum payment in cash
- Payments (over a specific period of time) in monthly, quarterly, semiannual or annual cash installments

The method by which the Company instructs the trustee to pay such benefits is dependent upon the election of the participant or his or her beneficiary.

Forfeitures
As directed by the Company and prior to December 19, 1999, forfeitures of nonvested funds were utilized to pay Plan expenses, to add to profit sharing contributions, if any, or were allocated among eligible Plan participants in accordance with provisions of the Plan. Effective December 19, 1999, forfeitures that are not allocated to contribution accounts, may be used for the payment of Plan expenses. At December 15, 2001 and December 16, 2000, Plan assets included forfeitures in the amount of $1,754,000 and $735,000, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis.

Investment Valuation and Income Recognition
Investments are stated at fair value based on quoted prices in an active market, as determined by the trustee (see Note 3).

Investment transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. The cost of investments sold is determined on the first-in, first-out cost method.

The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions
Contributions are recorded in the plan year to which the contributions relate.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are deducted from the Plan's assets by the trustee.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the period. Actual results could differ from those estimates.

Market Risk
The Plan holds various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

The Plan's assets are invested in the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust that pools assets from the Plan and the Profit Sharing and Retirement Plan of Food Lion, Inc. Institutional Trust Company serves as trustee of the Master Trust. Investments and investment income represent the Plan's pro rata interest in the fair value and income of the net assets of the Master Trust as determined by the trustee (approximately 7% at December 15, 2001 and 6% at December 16, 2000). The trustee allocates the net assets and income of the Master Trust to the Plan based on the Plan's average daily balance compared to the average daily balance of the Master Trust as adjusted by contributions, benefit payments, expenses, earnings, and other transactions related specifically to the Plan.

The following table presents the fair value of the Master Trust's investments at December 15, 2001 and December 16, 2000 are as follows:

	2001	2000
PIMCO Total Return Admin	$ 8,749,666	$ -
MFS Total Return Class A	53,522,946	-
Stable Value Fund	373,223,252	277,925,786
Balanced Fund	-	74,622,034
Diversified Equity Fund	-	87,847,856
Delhaize America Stock Fund	59,490,775	51,036,500
Franklin Small Cap Fund	52,821,691	100,893,388
Janus Worldwide Fund	37,544,474	74,983,086
IRT 500 Index Fund	18,541,673	21,406,625
AIM Select Growth	4,259,360	-
Invesco Dynamics	6,828,206	-
Excelsior Value and Restructuring	67,714,241	-
	$ 682,696,284	$ 688,715,275

The following table presents the investment income of the Master Trust for the years ended December 15, 2001 and December 16, 2000:

	2001		2000	
	Dividends and Interest	Net Appreciation or (Depreciation) in Fair Value	Dividends and Interest	Net Appreciation oı (Depreciation) in Fair Value
Mutual funds	$ 7,058,131	$ (56,551,432)	$ 10,550,003	$ (40,449,825)
Common collective trust	300,993	20,527,160	3,109,925	6,165,243
Common stock	204,070	10,338,844	228,841	(2,995,634)
	$ 7,563,194	$ (25,685,428)	$ 13,888,769	$ (37,280,216)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan by delivering to the Trustee written notice of such termination. A complete discontinuance of the Company's contributions to the Plan shall be deemed to constitute a termination. Upon any termination (full or partial) or complete discontinuance of contributions, all amounts credited to the affected participants' combined accounts shall become 100% vested and shall not thereafter be subject to forfeiture and all unallocated amounts shall be allocated to the accounts of all participants in accordance with the provisions of the Plan.

5. Tax Status

The Plan is qualified under the Internal Revenue Code based upon a favorable determination letter from the Internal Revenue Service and is, therefore, exempt from federal income taxes. The plan has been amended subsequent to the issuance of the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is included in the accompanying financial statements.

6. Related Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Institutional Trust Company. Institutional Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. All plan expenses are paid by the Plan.

7. Share Exchange

On April 25, 2001, all of the outstanding shares of Delhaize America, Inc. were exchanged for shares in Delhaize Group, a Belgian corporation formerly holding a majority interest in Delhaize America Inc., pursuant to a share exchange transaction. The principal impact of this exchange, as it relates to the Plan, was to replace all shares of Delhaize America, Inc. stock with American Depository Shares of Delhaize Group.

8. Plan Amendment

Effective July 1, 2001, the Plan was amended to allow eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis. This provision of the Plan is referred to as the Associates Savings portion of the Plan.

Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

Schedule of Assets (Held at End of Year)

December 15, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Bearing interest at 5.75% - 10.75% with maturity dates from 2002 through 2011	$ 3,258,473	$ 3,258,473

Note: Since investments are held in a master trust, specific disclosure of funds in Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions is not required.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salisbury, State of North Carolina, on June 13, 2002.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.

By: 

Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") of our report dated June 7, 2002, relating to the Plan's financial statements, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 7, 2002